AQUILA INVESTMENT MANAGEMENT LLC

April 13, 2023

Board of Trustees of

Aquila Municipal Trust

120 West 45th Street

Suite 3600

New York, New York 10036

Re:     Aquila Tax-Free Fund of Colorado - Investment Advisory Fee Waiver

Ladies and Gentlemen:

Reference is made to that certain Advisory and Administration Agreement, dated as of October 11, 2013 (the “Agreement”) by and between Aquila Investment Management LLC (the “Manager”) and Aquila Tax-Free Fund of Colorado (the “Fund”), pursuant to which the Manager has agreed to provide certain investment advisory and administrative services to the Fund.

The parties have agreed that the Manager shall waive certain fees otherwise payable to it under the Agreement as provided herein. Accordingly, the Manager hereby agrees that for the period from the date hereof until the Termination Date (as defined below), the Manager shall waive that portion of the fee to which it is otherwise entitled under the Agreement so that the Manager’s fees shall be as follows:

The annual rates payable shall be equivalent to 0.48 of 1% of such net asset value on net assets of the Fund up to $400,000,000; 0.46 of 1% of the Fund’s net assets above that amount to $1,000,000,000 and 0.44 of 1% of the Fund’s net assets above $1,000,000,000.

As used herein, “Termination Date” means earliest of (1) the termination of the Agreement, (2) the date as of which the Fund ceases to operate, or (3) September 30, 2024.

The arrangement set forth in this letter may be amended only with the written agreement of the parties hereto.

Please sign below to confirm your agreement with the foregoing.

AQUILA INVESTMENT MANAGEMENT LLC

By: /s/ Diana P. Herrmann

Diana P. Herrmann

President and Chief Executive Officer

Accepted and agreed:

AQUILA TAX-FREE FUND OF COLORADO

By: /s/ Joseph DiMaggio

Name: Joseph DiMaggio

Title: CFO and Treasurer